Mail Stop 3561
								May 10, 2006
Mr. Shailen Singh
Chief Executive Officer
Coffee Pacifica, Inc.
8726 Barnard Street
Vancouver, BC  V6P 6A6
Canada


      Re:	Coffee Pacifica, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
		Form 8-K
      Dated May 3, 2006
      Form 8-K
      Dated February 23, 2006
      Form 10-KSB for the Fiscal Year ended December 31, 2005
      Filed April 17, 2006
		File No. 333-101702


Dear Mr. Singh:

      We have reviewed your response letter dated March 6, 2006 and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K Dated May 3, 2006

1. The second paragraph of the filed version of the Form 8-K dated May 3, 2005 is different than the version furnished to the staff in your March 30, 2006 facsimile. Please revise the wording to clearly state there were no modifications to the former auditor`s report except for the going concern modification.

2. The fourth paragraph of the disclosure states that you will file a copy of Moore Stevens letter when available. Please file an amendment with the required letter. If the letter is not available, and you have made reasonable effort in attempting to obtain the letter; however, you expect that it will never be obtained, please file an amendment explaining this fact. Please tell us what actions you took in this regard.

Form 8-K Dated February 23, 2006

3. Please revise the second paragraph to disclose that the Board accepted Ernst & Young`s resignation effective February 23, 2006, not
February 23, 2005 as disclosed.

4. Please revise to include a letter from Ernst & Young stating whether or not they agree with the disclosures in the filing.
This
letter was due within 10 days of filing and therefore should be filed immediately as Exhibit 16.

5. Please ensure that your EDGAR header reflects the date of report as February 23, 2006. The printed version of your amendment to this
Form 8-K properly disclosed the February 23, 2006 date; however, the official EDGAR filing reported the date as March 17, 2006. Please correct in your next amendment.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 12 - Acquisition of Uncommon Grounds, Inc.

6. Please revise your disclosure to include the following:

* The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill;

* The period for which the results of operations of the acquired entity are included in the income statement of the combined entity;
and

* The amount of goodwill that is expected to be deductible for tax purposes.

Refer to paragraph 51 of SFAS 141.

7. We note that your purchase price of Uncommon Grounds, Inc. was assigned primarily to goodwill. Tell us the deliberative process you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated.
In this regard, please tell us if you considered the existence of intangible assets apart from goodwill including, but not limited to the following: trademarks, tradenames, customer lists, cutomer relationships and employment contracts. After reconsideration of the purchase price allocation, if you believe no change in the purchase price allocation is called for, please tell us and disclose the business rationale that led you to pay such a premium over the fair value of the net assets acquired.

Note 15 - Subsequent Events

8. We advise you that SAB Topic 4:C requires stock splits and dividends effected after the date of the latest balance sheet presented, but before the release of the financial statements, to be retroactively restated. Please amend your financial statements for the period ended December 31, 2005 accordingly.

Note 16 - Proforma Financial Statements

9. Please revise the pro forma financial statements for the period ended September 30, 2006 and present proforma results of operations for the fiscal year ended December 31, 2005 and the comparable prior year period ended December 31, 2004 as though you acquired
Uncommon
Grounds, Inc. on January 1, 2005 and January 1, 2004, respectively.
Refer to paragraph 54 of SFAS No. 141.

10. We note that the weighted average number of shares outstanding used in the computation of pro forma net loss per share appears to improperly include the outstanding shares of Uncommon Grounds, Inc..
The weighted average number of common shares outstanding used in the computation of pro forma earnings per share should not include the outstanding shares of the acquired company. Please revise accordingly.

Item 8A Controls and Procedures

11. We advise you that the definition of disclosure controls and procedures is no longer located in paragraph 14 (c). Please revise to include a reference to Rule 13-15(e).

12. Also, the third paragraph of your disclosure indicates that there
were no significant changes in your internal controls subsequent to
the date of your officers` evaluation.  We advise you that Item
308
of Regulation S-B requires you to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, and not, subsequent to the date of evaluation.
Please revise accordingly.

* * * * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detail cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and other matters in connection with our review of your Forms 10-KSB. You may contact Robert Burnett at (202) 551-3330 if you have any questions regarding comments on the Forms 8-K. Please contact me at (202) 551-
3716 with any other questions.


Sincerely,


William Choi
Branch Chief

Mr. Shailen Singh
Coffee Pacifica, Inc.
May 10, 2006
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